UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 06 )*

Integral Technologies Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
45810J 10 3 (CUSIP Number)
December 31, 2005 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 45810J 10 3

1.	Names of Reporting Persons. William A. Ince I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
2,462,907 shares (includes 1,713,833 shares owned, plus 415,000 shares of underlying options, plus 334,074 shares issuable upon conversion of Series A Convertible Preferred Stock at year-end based upon the average of the high and low bid prices over the ten trading days ending December 31, 2005).

	6.	Shared Voting Power 0

7.	Sole Dispositive Power
2,462,907 shares (includes 1,713,833 shares owned, plus 415,000 shares of underlying options, plus 334,074 shares issuable upon conversion of Series A Convertible Preferred Stock at year-end based upon the average of the high and low bid prices over the ten trading days ending December 31, 2005).

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,462,907 shares (includes 1,713,833 shares owned, plus 415,000 shares of underlying options, plus 334,074 shares issuable upon conversion of Series A Convertible Preferred Stock at year-end based upon the average of the high and low bid prices over the ten trading days ending December 31, 2005).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person IN

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Item 1.
(a)	Name of Issuer Integral Technologies, Inc.
(b)	Address of Issuer's Principal Executive Offices 805 W. Orchard, Suite 7 Bellingham, WA 98225

Item 2.
(a)	Name of Person Filing William A. Ince
(b)	Address of Principal Business Office or, if none, Residence 805 W. Orchard, Suite 7 Bellingham, WA 98225
(c)	Citizenship Canadian
(d)	Title of Class of Securities Common Stock, $.001 Par Value
(e)	CUSIP Number 45810J 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

         2,462,907 shares (includes 1,713,833 shares owned, plus 415,000 shares of underlying options, plus 334,074 shares issuable upon conversion of Series A Convertible Preferred Stock at year-end based upon the average of the high and low bid prices over the ten trading days ending December 31, 2005).

(b)	Percent of class: 5.7%
(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

         2,462,907 shares (includes 1,713,833 shares owned, plus 415,000 shares of underlying options, plus 334,074 shares issuable upon conversion of Series A Convertible Preferred Stock at year-end based upon the average of the high and low bid prices over the ten trading days ending December 31, 2005).

	(ii)	Shared power to vote or to direct the vote 0
(iii)

Sole power to dispose or to direct the disposition of

         2,462,907 shares (includes 1,713,833 shares owned, plus 415,000 shares of underlying options, plus 334,074 shares issuable upon conversion of Series A Convertible Preferred Stock at year-end based upon the average of the high and low bid prices over the ten trading days ending December 31, 2005).

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006
William A. Ince
By:	/s/ William A. Ince William A. Ince

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